Exhibit D.10

Consent of Independent Auditors

     We consent to the use in this Annual Report on Form 40-F of our report dated November 27, 2002 on the consolidated balance sheet of Canadian Imperial Bank of Commerce as at October 31, 2002 and the consolidated statements of income, changes in shareholders’ equity and cash flows for the year then ended and our Comments by Auditors on Canada-U.S. Reporting Difference which appear in this Annual Report on Form 40-F.

/s/ Deloitte & Touche LLP Deloitte & Touche LLP Chartered Accountants Toronto, Canada November 27, 2002	/s/ PricewaterhouseCoopers LLP PricewaterhouseCoopers LLP Chartered Accountants Toronto, Canada November 27, 2002